FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2007

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor
1354 Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

     Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes No X

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1

Letter to the Buenos Aires Stock Exchange and the National Securities Commission of Argentina dated March 6, 2007 regarding the YPF Sociedad Anónima Board of Directors’ resolution to approve the payment of a dividend in cash of $ 6 per share with no class distinction.

Item 1

Buenos Aires, March 6, 2007

To the
Buenos Aires Stock Exchange

     The purpose of this letter is to fulfill rules in force of the Buenos Aires Stock Exchange.

     The Board of Directors of the Company has resolved to approve the payment of a dividend in cash of $ 6 per share with no class distinction, pursuant to granted powers and the reserve created by the Special and Regular Stockholders Meeting held on April 28, 2006, and such dividend shall be made available to all shareholders on March 21, 2007, or on any subsequent date due to the application of the rules governing the jurisdiction where Company shares quote. The exchange rate to be used for payment of ADR’s and for shareholders domiciled abroad, shall be that of the closing of the United States dollar in the free exchange market – selling rate – forty-eight hours before the date the dividends shall be made available in the Republic of Argentina.

      Sincerely yours,

      By YPF S.A.

      Walter C. Forwood
      Economic- Financial Director

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: March 6, 2007	By:	/s/ Walter Cristian Forwood

		Name:	Walter Cristian Forwood
		Title:	Chief Financial Officer